Exhibit 99.a.4

CLAYMORE TRUST

WRITTEN INSTRUMENT AMENDING THE
AGREEMENT AND DECLARATION OF TRUST

The undersigned, being the Secretary of Claymore Trust (the “Trust”), a Delaware statutory trust organized pursuant to an Agreement and Declaration of Trust dated February 15, 2005, hereby certifies that, in accordance with Section 9.5 of the Agreement and Declaration of Trust, the following amendment was duly adopted by a majority of the Trustees of the Trust on December 3, 2007.

The Agreement and Declaration of Trust is hereby amended to change the name of the Trust as set forth in Section 1.1 to “Investment Managers Series Trust” and is further amended to change all references to “Claymore Equity Trust” to “Investment Managers Series Trust.”

IN WITNESS WHEREOF, the undersigned has this 3rd day of December, 2007 signed this document.
/s/ JOY AUSILI Joy Ausili, Secretary